UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Vedanta Limited

(Exact name of registrant as specified in its charter)

State of Goa, India	001-33175	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Sesa Ghor 20, EDC Complex, Patto Panaji, Goa India	403 001
(Address of principal executive offices)	(Zip Code)

Rajiv Choubey

(91) 1246773860

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Introduction

In 2012, the United States Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and the Specialized Disclosure Report on Form SD (the “Form SD”) to implement the conflict mineral provisions in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule and Form SD require public reporting companies with conflict minerals (as defined below) that are necessary to the functionality or production of a product they manufacture or contract to be manufactured to disclose annually whether any of those conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or certain countries that share an internationally recognized border with the DRC (each, an “adjoining country”, and including DRC, a “covered country”)) or are from recycled or scrap sources. The term “conflict minerals”, as defined in Form SD means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which currently are limited to tantalum, tin, and tungsten.

References in this Form SD to “we”, “us”, “our” and “Vedanta Limited” mean Vedanta Limited and its consolidated subsidiaries.

Item 1.01	Conflict Minerals Disclosure and Report

Introduction and Background

Vedanta Limited is one of India’s largest diversified natural resources company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, copper, aluminum, iron ore, oil and gas and commercial power.

Our operations, through our subsidiary, Fujairah Gold FZC (“Fujairah Gold”), include a precious metal refinery (our “Fujairah Refinery”) that produces gold and silver in Fujairah in the United Arab Emirates (the “UAE”). Our Fujairah Refinery refines gold from two sources: (i) anode slime generated as a mining byproduct produced from our copper processing operations (“Mining Byproduct Gold”), and (ii) gold dore that is not of commercial quality (“Gold Dore”) that is sourced from individual traders from Chile and UAE.

Our copper processing operations is principally one of custom smelting the assets of which include, among others, a smelter located in Tuticorin, Tamil Nadu in India (our “Tuticorin Smelter”). Gold is a trace constituent found naturally in copper concentrate. The copper concentrate is smelt to produce copper anodes which is further electrolytically refined to produce copper cathodes which have purity levels of 99.9% copper. The residue formed while refining copper is known as anode slimes and contains concentrates of gold. As a custom smelter, our Tuticorin Smelter sources our copper concentrate requirements from various global suppliers. Our Fujairah Refinery produces gold by processing the anode slimes that are separated from the copper concentrate at our Tuticorin Refinery.

In light of the foregoing, under the Rule and Form SD, Vedanta was required to conduct in good faith a reasonable country of origin inquiry (“RCOI”) concerning whether the gold that we refined at the Fujairah Refinery during 2014 originated in a Covered Country or was from recycled or scrap sources.

Framework (Fujairah Policy and Assurance Report)

Fujairah Gold, as the operator of the Fujairah Refinery, has established a five step framework for risk-based diligence in its gold supply chain (the “Fujairah Diligence Framework”) that complies with the Responsible Gold Guidance (the “DMCC Gold Guidance”) issued by Dubai Multi Commodities Centre (“DMCC”). The DMCC Gold guidance, that incorporates the OECD management on responsible supply chain, has been issued to assist DMCC licensed members and non-members within the UAE’s gold and precious metals industry on the implementation of the OECD guidelines on conducting due diligence and developing a risk management framework for responsible supply chain management of gold and precious metals when sourcing from conflict-affected and high risk areas. As part of the Fujairah Diligence Framework, Fujairah Gold has established a Responsible Gold Supply-Chain Due Diligence Policy (the “Fujairah Sourcing Policy”) that establishes Fujairah Gold’s policy to fight serious human rights abuses, to avoid contributing to conflict over its supply chain and to comply with high standards of anti-money laundering and combating terrorist financing, to conduct appropriate risk-based due diligence, screening and monitoring of transactions and governance structures in places. The Fujairah Sourcing Policy is consistent with the model policy set forth in Annex II to the OECD Guidance. This policy is issued to all staff related to Fujairah Refinery and to its raw materials suppliers and their counterparties. Fujairah Gold policy is backed up with its Know Your Counterparty (KYC) procedure and due diligence risk assessment procedure. The policy is reviewed at least annually, the last review date being October 1, 2014. The Fujairah Sourcing Policy, due diligence compliance report, and assurance report from a third party can be found on the Fujairah Gold website at www.fujairahgold.com.

RCOI Process Followed

We conducted our RCOI in accordance with, and pursuant to, the Fujairah Diligence Framework. Pursuant thereto, we commenced our assessment of risk in our supply chain for gold refined by Fujairah Gold with the origin of each source of gold supplied to the Fujairah Refinery.

As part of the process, management carried out a due diligence compliance review covering how Fujairah Gold has implemented the DMCC Responsible Gold Guidance and how Fujairah Gold complies with the requirements of the DMCC Responsible Gold Guidance. The due diligence compliance report is available on the Fujairah Gold website as mentioned above.

Further, an independent third party limited assurance was carried out in accordance with the International Standard on Assurance Engagements (ISAE) 3000 and the guidance set out in the DMCC’s Practical Guidance, as to whether the management’s compliance report describe fairly the activities undertaken during the year to demonstrate compliance with the DMCC’s Practical Guidance and whether management’s conclusion has been drawn in accordance with the requirements of the DMCC’s Practical Guidance and with the DMCC’s Review Protocol. The assurance report is available on the Fujairah Gold website as mentioned above.

Mining Byproduct: The OECD Guidance (which has been recognized by the SEC as a “nationally or internationally recognized due diligence framework”), establishes a general rule that the origin for mined gold is the mine itself, subject to an exception for gold that is a mining byproduct. The OECD states that the origin of mining byproduct gold should be deemed to be the point where trace gold is first separated from its original mineral ore. Based on this position, we have determined that the gold refined at our Fujairah refinery that was sourced from the anode slime originated in India at the Tuticorin Smelter, which is the point where the trace gold is first separated from the original copper ore or copper concentrate.

Based on the strength of the management systems in place with respect to our Mining Byproduct Gold pursuant to the Fujairah Due Diligence, as well as our analysis of the origin of our Mining Byproduct Gold and third party assurance, we reasonably determined that no anomalies or unusual circumstances relating to the origin or transport to our Fujairah Refinery of our Mining Byproduct Gold were identified that would have required further inquiry into the country of origin of our Mining Byproduct Gold.

Gold Dore: With respect to the supply of impure gold from Chile and UAE to our Fujairah Refinery, we conducted the following steps to determine the country of origin of our gold dore:

(i)	contacted the individual trader we deal with regarding the supply of impure gold from Chile and UAE;

(ii)	reviewed the documents regarding the purchase of such impure gold; and

(iii)	engaged in a series of communications with our supply and operations team at Fujairah to trace the supply chain of the impure gold from Chile and UAE.

All the gold dore is handled by security agencies like Brinks/G4si who also complies with OECD Guidelines for the transportation of gold.

Based on the strength of the management systems in place with respect to our Gold Dore sourcing, the process followed pursuant to the Fujairah Due Diligence Framework and third party assurance, it was determined that the traders based in UAE have sourced the gold dore from Ghana and The Republic of Guinea and that there is no reason to believe that any gold dore supplied to the Fujairah Refinery may have originated in a covered country.

Conclusion

Based on the efforts described above, we have determined that (i) the gold refined at our Fujairah Refinery from the Mining Byproduct Gold did not originate in a covered country and did not come from recycled or scrap sources and (ii) we have no reason to believe that the gold refined at our Fujairah Refinery from gold dore as described above may have originated in a covered country or did come from recycled or scrap sources.

This conflict mineral disclosure is also available on our website: www.vedantalimited.com

Item 1.02	Exhibits

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VEDANTA LIMITED

(Registrant)

/s/ Din Dayal Jalan		May 31, 2015

By:	Din Dayal Jalan	(Date)

Title:	Chief Financial Officer